EXHIBIT 21.1

CURRENT SUBSIDIARIES OF TRIZETTO

ENTITY NAME	JURISDICTION
Creative Business Solutions, Inc.	Texas

Finserv Health Care Systems, Inc.	New York

Healthcare Media Enterprises, Inc.	Delaware

HealthWeb, Inc.	Delaware

Infotrust Company	Illinois

Margolis Health Enterprises, Inc.	California

Novalis Corporation	Delaware

Digital Insurance Systems Corporation	Ohio

Health Networks of America, Inc.	Maryland

Novalis Development Corporation	Delaware

Novalis Development & Licensing Corporation	Indiana

Novalis Services Corporation	Delaware

Options Services Group, Inc.	Illinois

Winthrop Financial Group, Inc.	Illinois

TriZetto Application Services, Inc.	Colorado

Diogenes, Inc.	Delaware